EXHIBIT INDEX TO SCHEDULE 13G/A

EXHIBIT 1

Agreement among CGM, CFP, CGM Holdings and Citigroup as to joint filing of Schedule 13G/A.

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G/A

Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13G, and agrees that this Schedule 13G/A is filed on its behalf.

Dated: August 5, 2026

Citigroup Global Markets Inc.

By: /s/ Ruth M Clark
Title: Vice President

Citigroup Financial Products Inc.

By: /s/ Ruth M Clark
Title: Vice President

Citigroup Global Markets Holdings Inc.

By: /s/ Ruth M Clark
Title: Vice President

Citigroup Inc.

By: /s/ Ruth M Clark
Title: Vice President